October 20, 2005


Mr. John J. Huber
Latham & Watkins LLP
555 Eleventh Street, N.W. Suite 1000
Washington D.C.  20004-1304


Re:	Griffin Land & Nurseries, Inc. (File No. 001-12879)

Dear Mr. Huber:

	In your letter dated October 12, 2005, you indicate on behalf of
Griffin Land & Nurseries Inc. ("Griffin") that Griffin has determined to restate its financial statements for the fiscal years ended November 30, 2002, November 29, 2003 and November 27, 2004, and its interim quarterly financial statements for each of the fiscal quarters within 2003 and 2004 and for the three months ended
February
26, 2005. You request on behalf of Griffin that the Staff of the Division of Corporation Finance not object if Griffin files restated financial information and related narrative disclosures, such as MD&A, for the specified fiscal years in an amendment to its Form10-K for the year ended November 27, 2004 and an amendment to its quarterly report on Form 10-Q for the fiscal quarter ended
February
26, 2005.

      We understand that the financial statements are being restated for the following reasons:
* Incorrect allocation of the purchase price Griffin paid to acquire a controlling interest in a real estate joint venture during fiscal year 2003 from tangible real estate to an intangible asset;
* Adjustments to depreciation and amortization expense related to the aforementioned assets;
* Reclassification of a reimbursement received for tenant improvements between depreciation expense and rental revenues and
* Reclassification of the amortization of debt issuance costs between general and administrative expense and interest expense.

You have provided insufficient information in your letter in order for the staff to express a view on the accounting for the items listed above. In light of the limited amount of information that we have been provided with, as well as the fact that your letter did not request guidance from the Staff with respect to the appropriateness of the accounting treatment for these items, the Staff is not expressing a view in this regard.

      You note that the presentation you outlined in your letter would facilitate investor understanding of the restatement by providing a complete picture of how any potential quarterly variances relate to the annual variances and how annual and year-over-year trends, as well as quarterly trends, may be affected. With respect to fiscal 2001 and 2000 you propose to mark this information as unaudited and restated in the Selected Financial Data section of amendment to the Form 10-K for the year ended November 27, 2004. Your letter dated October 18, 2005 clarifies that you intend to provide disclosure with respect to the effect of the restatement of fiscal years 2001 and 2000. Your letter dated October 18, 2005 also sets forth the reasons why the Company believes reauditing fiscal years 2001 and 2000 would not provide any additional meaningful information to an investor on a timely basis than will already be provided under the Company`s proposal.

      Your letter dated October 12, 2005 also indicates that with respect to the restated unaudited interim financial information for each of the quarterly periods in fiscal years 2003 and 2004 the information will be consistent with the requirements of Article 10 of
Regulation S-X and that prominent and comprehensive disclosure that
describes and quantifies the nature and effects of each material error will be presented. We understand that the Company has determined that the adjustment related to fiscal year 2002 of $47,000 is immaterial, and will be recorded against the beginning balance of retained earnings, resulting in no impact on a quarterly basis to fiscal year 2002.

	On the basis of the unique facts and circumstances described in your letter, this Division will not object to your request made on behalf of Griffin.

      The position described above is based solely on the information included in your October 12, 2005 letter, our telephone conversation on October 17, 2005 and your October 18, 2005 letter. New or different facts could warrant a different conclusion. If you have any questions concerning this letter, please call me at (202)551-
3400.

      Sincerely,



      Sondra Stokes
      Associate Chief Accountant

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Mr. John J. Huber
Re: Griffin Land & Nurseries, Inc.
October 20, 2005
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